RECEIVED **82-[4089]**

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.

06019155

Thursday, November 9, 2006
Tel: +43/1/7986901-22707, Fax: +43/1/7986901-22713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

SUPPL

Dear Ladies and Gentlemen,

in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our Report on the first three quarters 2006 and the corresponding Release to the press.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901-22707 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Best regards,
BÖHLER-UDDEHOLM Aktiengesellschaft
Investor Relations & Corporate Communications

Randolf Fochler Eveline Ludwig

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Enclosures:
cc: Antonio D'Amico, Esq.

BÖHLER-UDDEHOLM Aktiengesellschaft
Modecenterstrasse 14/A/3, A-1030 Vienna, Austria
Phone +43 1 798 69 01-22707; Fax +43 1 798 69 01-22713
e-Mail: randolf.fochler@bohler-uddeholm.com; http://www.bohler-uddeholm.com
FN 78568t, DVR-Nr. 55107, UID-Nr. ATU 36927509

BÖHLER UDDEHOLM

PRESS RELEASE

Böhler-Uddeholm announces results for the first nine months of 2006:

- **Strong demand continues**
- **Improvement in sales and earnings**
- **Smaller acquisition in Precision Strip Division**
- **New record year in sight**

Vienna, 9 November 2006 – Böhler-Uddeholm registered steady high demand throughout the third quarter of 2006 in spite of the summer months. This period again confirmed the positive climate in key customer industries for the 2006 Business Year. The Group has utilized this favorable operating environment to improve earnings from quarter to quarter during the current year, and can now report the best nine-month results in its history. In this context it should also be noted that the integration of the Buderus Edelstahl companies is nearly concluded and the measures implemented to improve efficiency and profitability are beginning to take hold.

Order intake in the Böhler-Uddeholm Group increased from 526.0 m€ by 25% to 657.4 m€ for the third quarter of 2006 (July – September). This raised order intake for the first nine months of 2006 (January – September) to 2,009.5 m€, which represents a plus of 28% over the comparable prior year value of 1,566.3 m€. Order backlog for the first nine months of 2006 rose from 764.2 m€ in the prior year to 831.1 m€, or by 9%.

Böhler-Uddeholm recorded a 22% increase in sales for the reporting period, which increased from 1,889.3 m€ to 2,300.1 m€. Of this total, 60% were generated in the countries of the European Union, 20% in North and South America, 13% in Asia and 7% in other markets. A classification of sales by division shows High Performance Metals with 69% of Group sales, followed by Welding Consumables with 13%, Precision Strip with 10% and Special Forgings with 8%.

Earnings before interest and tax (EBIT) rose from 241.8 m€ in the comparable prior year period to 275.4 m€ for the first three quarters of 2006, or by 14%. This represents an EBIT margin of 12.0% compared to 12.8% in the past year. Earnings before tax increased from 221.1 m€ by 15% to 253.9 m€. The tax rate for the Group stood at approximately 29%. Net income for the first nine months of 2006 totalled 181.0 m€, for an increase of 14% over the comparable prior year value of 159.2 m€.

Outlook on 2006

The management of Böhler-Uddeholm AG expects continued sound demand for specialty steels and materials in all key regions during the fourth quarter of 2006. Only the North American market shows signs of weakness in the demand for tool steel in the USA and Canada. Demand is forecasted to remain strong in the major Böhler-Uddeholm customer industries, above all in the energy, petrochemical, oil field equipment, aircraft and machinery construction sectors.

These developments lead management to forecast sales of approximately 3,000 m€ for the 2006 Business Year. In addition, earnings are expected to exceed the record set in 2005. Böhler-Uddeholm is currently expanding its production capacity in a number of key areas throughout the Group, which will raise capital expenditure for the reporting year to roughly

220 m€ (2005: 160.8 m€). These projects should allow for further growth in sales volumes beginning in 2007 and eliminate nearly all production bottlenecks.

Overview of Core Businesses

The positive development of business in the *High Performance Metals Division* was also registered during the third quarter of 2006. Demand in Asian and European markets remained unchanged at a high level. However, there were noticeable signs of weakness in the automotive industry and manufacturing sector in North America. Strong demand was again registered in Brazil, but the business sector – and above all exports – were increasingly affected by the rising value of the Brazilian Real in comparison to the US-Dollar and the Euro. In the individual product segments, the strongest demand was again recorded in specialty steels that are used by the aircraft, energy technology, chemical and oil field equipment industries. The same was true for special engineering steels, which are utilized in the areas of wind energy and machinery construction. Tool steel and high-speed steel showed satisfactory development, but demand has slowed from the overheated situation that characterized the previous year. For the first three quarters of 2006 this largest division in the Böhler-Uddeholm Group reported growth in sales, earnings and order intake over the comparable prior year period. The construction of a new rolling mill at the Sumaré site in Brazil is proceeding on schedule; first tests will take place this year and the start of production is planned for early 2007. At the Austrian plant in Kapfenberg two new vacuum arc re-melting units will start operations later this year, and another electro slag re-melting unit will commence production at the beginning of 2007. Investments were also completed to expand the forging capacity of the German plant in Wetzlar starting in 2007.

The *Welding Consumables Division* continued its satisfactory development during the third quarter of 2006. The prices of welding consumables remained high, and a further increase was registered in sales volumes. Demand was robust, especially in Germany, North America, India, South Korea and China. The strongest demand for the division's products came from the chemical and petrochemical sectors as well as industries involved in the construction of steel plants, power plants and LNG tanks. All product areas profited from a favorable operating environment during the reporting period, above all the segments of medium alloyed and high alloyed welding materials. These developments during the first nine months of 2006 allowed the Welding Consumables Division to significantly increase sales, earnings and order intake over the prior year levels. The integration of Avesta Welding AB – which was acquired in November 2005 – has been concluded and the extensive measures to improve earning power have started to show first results. The construction of a production facility in China is on schedule, with the goal to start operations in April 2007.

The *Precision Strip Division* also reported sound development for the third quarter of 2006. Demand in the USA gained momentum, and business in Europe and Asia remained stable at a high level. Sales volumes increased, above all in the area of strip steels used by the saw industry. Sales of rule die steel to the textile industry were also stronger, despite the growing shift of production in this sector from locations in Europe to Asia. The solid demand for hot rolled strip and cold rolled strip created an opportunity to increase prices by a moderate amount. A positive trend showed the sale of cutting rules to the packaging industry, where demand has strengthened above all in Asia and the USA. In order to further improve its positioning in this segment in the USA, Böhler-Uddeholm acquired J.F. Helmold & Bro. Inc., which is headquartered in Chicago, as of 1 October 2006 (sales: approx. 5 m€). This takeover will allow the Group to supply the US packaging industry even more quickly with special steel rules in the future. During the first nine months of the 2006 Business Year the Precision Strip Division recorded an increase in sales, earnings and order intake over the prior year levels.

The *Division Special Forgings Division* reported continued growth for the third quarter of 2006. Demand from the aircraft industry – which generates roughly 45% of division sales –

remained strong. In addition to Airbus and Boeing, business with Embraer has also shown good development, above all in the segment of mid-size aircraft. In addition, there has been a sharp rise in deliveries of forged components to helicopter manufacturers. In the area of power plant construction, the growth in business during the third quarter confirmed the excellent level of order backlog in international markets, and sales volumes to the utility vehicle industry also improved. Higher sales were also registered to producers of agricultural machinery, and increasing activity in the crude oil production sector led to higher demand for special forged components. These developments allowed the division to record a significant improvement in sales, earnings and order intake for the reporting period in comparison to the first three quarters of 2005. However, the division's profitability is still negatively affected by the unfavorable Euro/Dollar exchange rate and the high cost of input materials. The start-up of a second press forge at the Austrian plant in Kapfenberg is scheduled for early 2007.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Phone: +43 1 798 69 01-22707

The full report on the first three quarters of 2006 is available at www.bohler-uddeholm.com under "News & Services".

Key Figures in Overview

in m€	1-9/2005	**1-9/2006**	Change
Net sales	1,889.3	**2,300.1**	+22 %
EBITDA	305.6	**350.9**	+15 %
EBITDA margin	*16.2 %*	***15.3%***	
EBIT	241.8	**275.4**	+14 %
EBIT margin	*12.8 %*	***12.0%***	
Earnings before tax	221.1	**253.9**	+15 %
Net income	159.2	**181.0**	+14 %
Order intake [1)]	1,566.3	**2,009.5**	+28 %
Order backlog [1)]	764.2	**831.1**	+9 %
Employees	13,864	**14,256**	+3 %

1) At the production companies.

SEGMENT OVERVIEW

High Performance Metals	1–9/2006 in m€	1–9/2005 in m€	Change
Sales	1,688.9	1,390.6	21%
EBIT	208.9	199.1	5%
Order intake	1,304.2	1,026.7	27%
Order backlog	485.7	460.4	5%
Welding Consumables			
Sales	319.2	244.3	31%
EBIT	34.5	24.3	42%
Order intake	348.1	255.4	36%
Order backlog	67.2	38.7	74%
Other/Consolidation			
Sales	(132.0)	(3.8)	n.a.
EBIT	(10.9)	(12.0)	(9%)
Order intake	(104.0)	0.0	n.a.

Precision Strip	1–9/2006 in m€	1–9/2005 in m€	Change
Sales	246.6	162.9	51%
EBIT	34.8	25.2	38%
Order intake	258.1	153.7	68%
Order backlog	47.6	62.0	(23%)
Special Forgings			
Sales	177.4	95.3	86%
EBIT	8.1	5.2	56%
Order intake	203.1	130.5	56%
Order backlog	230.6	203.1	14%
Group			
Sales	2,300.1	1,889.3	22%
EBIT	275.4	241.8	14%
Order intake	2,009.5	1,566.3	28%
Order backlog	831.1	764.2	9%

STOCK MARKET INDICATORS

	1–9/2006 in € post 1:4 share split	1–9/2005 in € pre 1:4 share split
Low	34.81	89.84
High	51.62	139.99
Price at 30/9	44.36	139.99
Market cap at 30/9 (in m€)	2,262.36	1,784.87

FINANCIAL CALENDAR 2007

Preliminary Results 1–12/2006	21 February 2007
Results 1–12/2006	30 March 2007
Annual General Meeting	8 May 2007
Ex-Dividend	10 May 2007
Results 1–3/2007	15 May 2007
Dividend-Payment	18 May 2007
Results 1–6/2007	3 September 2007
Results 1–9/2007	12 November 2007

SHARE PRICE PERFORMANCE (10/4/1995–30/9/2006)


€
50
40
30
20
10
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003
1/1/2004
1/1/2005
1/1/2006
BÖHLER-UDDEHOLM AG
Austrian Traded Index (ATX), indexed

Further information:
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications Department
Randolf Fochler

Phone (+43-1) 798 6901-22707
Fax (+43-1) 798 6901-22713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

Reuters: BHLR.VI
Bloomberg: BUD AV
Dow Jones: R.BUD
Bridge: AT;BUD
ADR symbol: BDHHY
ÖTOB symbol: BUD

SALES BY DIVISION


69% HIGH PERFORMANCE METALS
13% WELDING CONSUMABLES
10% PRECISION STRIP
8% SPECIAL FORGINGS

and LNG tanks. All product areas profited from a favorable operating environment during the reporting period, above all the segments of medium alloyed and high alloyed welding materials. These developments during the first nine months of 2006 allowed the Welding Consumables Division to significantly increase sales, earnings and order intake over the prior year levels. The integration of Avesta Welding AB – which was acquired in November 2005 – has been concluded and the extensive measures to improve earning power have started to show first results. The construction of a production facility in China is on schedule, with the goal to start operations in April 2007.

The Precision Strip Division also reported sound development for the third quarter of 2006. Demand in the USA gained momentum, and business in Europe and Asia remained stable at a high level. Sales volumes increased, above all in the area of strip steels used by the saw industry. Sales of rule die steel to the textile industry were also stronger, despite the growing shift of production in this sector from locations in Europe to Asia. The solid demand for hot rolled strip and cold rolled strip created an opportunity to increase prices by a moderate amount. A positive trend showed the sale of cutting rules to the packaging industry, where demand has strengthened above all in Asia and the USA. In order to further improve its positioning in this segment in the USA, BÖHLER-UDDEHOLM acquired J. F. Helmold & Bro. Inc., which is headquartered in Chicago, as of 1 October 2006 (sales: approximately 5 m€). This takeover will allow the Group to supply the US packaging industry even more quickly with special steel rules in the future. During the first nine months of the 2006 Business Year the Precision Strip Division recorded an increase in sales, earnings and order intake over the prior year levels.

The Special Forgings Division reported continued growth for the third quarter of 2006. Demand from the aircraft industry – which generates roughly 45% of division sales – remained strong. In addition to Airbus and Boeing, business with Embraer has also shown good development, above all in the segment of mid-size aircraft. In addition, there has been a sharp rise in deliveries of forged components to helicopter manufacturers. In the area of power plant construction, the growth in business during the third quarter confirmed the excellent level of order backlog in international markets, and sales volumes to the utility vehicle industry also improved. Higher sales were also registered to producers of agricultural machinery, and increasing activity in the crude oil production sector led to higher demand for special forged components. These developments allowed the division to record a significant improvement in sales, earnings and order intake for the reporting period in comparison to the first three quarters of 2005. However, the division's profitability is still negatively affected by the unfavorable Euro/Dollar exchange rate and the high cost of input materials. The start-up of a second press forge at the Austrian plant in Kapfenberg is scheduled for early 2007.

OUTLOOK ON 2006.

The management of BÖHLER-UDDEHOLM AG expects continued sound demand for specialty steels and materials in all key regions during the fourth quarter of 2006. Only the North American market shows signs of weakness in the demand for tool steel in the USA and Canada. Demand is forecasted to remain strong in the major BÖHLER-UDDEHOLM customer industries, above all in the energy, petrochemical, oil field equipment, aircraft and machinery construction sectors.

These developments lead management to forecast sales of approximately 3,000 m€ for the 2006 Business Year. In addition, earnings are expected to exceed the record set in 2005.

BÖHLER-UDDEHOLM is currently expanding its production capacity in a number of key areas throughout the Group, which will raise capital expenditure for the reporting year to roughly 220 m€ (previous year: 160.8 m€). These projects should allow for further growth in sales volumes beginning in 2007 and eliminate nearly all production bottlenecks.

CONSOLIDATED INCOME STATEMENT	1–9/2006 in m€	1–9/2005 in m€	Q3 2006 in m€	Q3 2005 in m€
Net sales	**2,300.1**	**1,889.3**	**751.7**	**698.5**
Cost of sales	(1,618.6)	(1,289.6)	(508.4)	(480.1)
Gross profit	**681.5**	**599.7**	**243.3**	**218.4**
Other operating income	36.5	37.5	6.4	9.2
Distribution expense	(284.9)	(247.9)	(95.7)	(85.2)
Administrative expense	(118.0)	(103.1)	(38.8)	(32.5)
Other operating expense	(39.7)	(44.4)	(13.4)	(7.9)
Earnings before interest and tax (EBIT)	**275.4**	**241.8**	**101.8**	**102.0**
Interest expense (net)	(22.5)	(21.8)	(9.3)	(4.5)
Other financial result	1.0	1.8	0.3	0.6
Financial result	**(21.5)**	**(20.7)**	**(9.0)**	**(3.9)**
Earnings before tax (EBT)	**253.9**	**221.1**	**92.8**	**98.1**
Income tax expense	(72.9)	(61.9)	(27.8)	(27.5)
Net income	**181.0**	**159.2**	**65.0**	**70.6**
thereof attributable to equity holders of the parent	179.3	157.7	64.4	69.9
thereof attributable to minority interest	1.7	1.5	0.6	0.7
Basic earnings per share (in €)	3.5[1]	13.7	1.3[1]	6.1
Diluted earnings per share (in €)	3.5[1]	12.4	1.3[1]	5.5
Average number of shares outstanding – basic	51,000,000[1]	11,525,055	51,000,000[1]	11,525,055
Average number of shares outstanding – diluted	51,000,000[1]	12,750,000	51,000,000[1]	12,750,000
Depreciation	75.5	63.9	25.1	24.4
Currency gains (losses)	7.6	(2.5)	4.2	(0.9)

1) 1:4 share split as per 8 June 2006

CHANGES IN SHAREHOLDER'S EQUITY	2006 in m€	2005 in m€
Shareholders' equity as of 1/1	**1,105.9**	**699.4**
Net income	181.0	159.2
Translation reserve	(19.0)	61.2
Dividend paid	(95.6)	(46.4)
Capital increase	0.0	166.8
Change in treasury shares	0.0	43.7
Other	(3.2)	(0.4)
Shareholders' equity as of 30/9	**1,169.1**	**1,083.5**

CONSOLIDATED STATEMENT OF CASH FLOWS	2006 in m€	2005 in m€
Cash and cash equivalents as of 1/1	**114.0**	**90.5**
Cash flow before capital changes	251.9	230.6
± Change in working capital	(31.6)	(201.7)
Cash flow from operating activities	220.3	28.9
Cash flow from investing activities	(125.2)	(245.1)
Cash flow from financing activities	(69.2)	233.8
Change in cash and cash equivalents	25.9	17.6
Cash and cash equivalents as of 30/9	**139.9**	**108.1**

BALANCE SHEET

ASSETS		30/9/2006 in k€	31/12/2005 in k€
A.	**Non-current assets**		
I.	Property, plant and equipment	804,968.6	751,900.1
II.	Goodwill	41,887.6	41,061.9
III.	Other intangible assets	13,680.0	15,573.2
IV.	Investments in associates	114.5	114.5
V.	Other financial assets	35,967.9	30,867.8
VI.	Deferred tax assets	65,530.1	69,079.8
		962,148.7	**908,597.3**
B.	**Current assets**		
I.	Inventories	986,457.4	973,002.0
II.	Accounts receivable from trade	584,754.1	538,398.4
III.	Accounts receivable from affiliated companies	1,355.6	970.5
IV.	Income tax receivables	1,830.0	3,578.4
V.	Other receivables	64,853.5	53,242.0
VI.	Other securities	671.1	3,257.9
VII.	Cash and cash equivalents	139,259.3	110,783.4
VIII.	Prepaid expenses	21,287.2	13,007.9
		1,800,468.2	**1,696,240.5**
	Total assets	**2,762,616.9**	**2,604,837.8**

SHAREHOLDERS' EQUITY AND LIABILITIES		30/9/2006 in k€	31/12/2005 in k€
A.	**Shareholders' equity**		
I.	Share capital	102,000.0	92,692.5
II.	Capital reserves	423,599.6	432,907.1
III.	Revenue reserves	656,056.0	475,664.2
IV.	Minority interest	10,186.4	8,728.0
V.	Retained earnings[1]	(22,713.2)	95,876.9
		1,169,128.8	**1,105,868.7**
B.	**Non-current liabilities**		
I.	Interest-bearing debt	335,245.0	359,180.8
II.	Deferred tax liabilities	59,518.6	64,151.1
III.	Severance and pension provisions	282,486.1	278,533.6
IV.	Other long-term provisions	53,903.2	53,924.6
V.	Other long-term liabilities	9,247.6	8,621.2
		740,400.5	**764,411.3**
C.	**Current liabilities**		
I.	Accounts payable from trade	276,865.6	266,317.9
II.	Payments on account	1,761.1	1,555.8
III.	Short-term borrowings	142,370.8	113,103.0
IV.	Current portion of interest-bearing debt	133,321.0	94,174.9
V.	Short-term provisions	145,112.0	133,691.5
VI.	Income tax liabilities	35,269.8	28,146.1
VII.	Other short-term liabilities	112,231.9	93,463.6
VIII	Prepaid income	6,155.4	4,105.0
		853,087.6	**734,557.8**
	Total shareholders' equity and liabilities	**2,762,616.9**	**2,604,837.8**

1) This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 30/9.

THE FIRST THREE QUARTERS OF 2006

BÖHLER-UDDEHOLM GROUP

SALES BY REGION


60% EUROPEAN UNION
20% AMERICAS
13% ASIA
4% REST OF EUROPE
2% AUSTRALIA
1% AFRICA

BÖHLER-UDDEHOLM registered steady high demand throughout the third quarter of 2006 in spite of the summer months. This period again confirmed the positive climate in key customer industries for the 2006 Business Year. The Group has utilized this favorable operating environment to improve earnings from quarter to quarter during the current year, and can now report the best nine-month results in its history. In this context it should also be noted that the integration of the Buderus Edelstahl companies is nearly concluded and the measures implemented to improve efficiency and profitability are beginning to take hold.

Order intake in the BÖHLER-UDDEHOLM Group increased from 526.0 m€ by 25% to 657.4 m€ for the third quarter of 2006 (July to September). This raised order intake for the first nine months of 2006 (January to September) to 2,009.5 m€, which represents a plus of 28% over the comparable prior year value of 1,566.3 m€. Order backlog for the first nine months of 2006 rose from 764.2 m€ in the prior year to 831.1 m€, or by 9%.

BÖHLER-UDDEHOLM recorded a 22% increase in sales for the reporting period, which increased from 1,889.3 m€ to 2,300.1 m€. Of this total, 60% were generated in the countries of the European Union, 20% in North and South America, 13% in Asia and 7% in other markets. A classification of sales by division shows High Performance Metals with 69% of Group sales, followed by Welding Consumables with 13%, Precision Strip with 10% and Special Forgings with 8%.

Earnings before interest and tax (EBIT) rose from 241.8 m€ in the comparable prior year period to 275.4 m€ for the first three quarters of 2006, or by 14%. This represents an EBIT margin of 12.0% compared to 12.8% in the past year. Earnings before tax increased from 221.1 m€ by 15% to 253.9 m€. The tax rate for the Group stood at approximately 29%. Net income for the first nine months of 2006 totalled 181.0 m€, for an increase of 14% over the comparable prior year value of 159.2 m€.

OVERVIEW OF CORE BUSINESSES.

The positive development of business in the High Performance Metals Division was also registered during the third quarter of 2006. Demand in Asian and European markets remained unchanged at a high level. However, there were noticeable signs of weakness in the automotive industry and manufacturing sector in North America. Strong demand was again registered in Brazil, but the business sector – and above all exports – were increasingly affected by the rising value of the Brazilian Real in comparison to the US-Dollar and the Euro. In the individual product segments, the highest demand was again recorded in specialty steels that are used by the aircraft, energy technology, chemical and oil field equipment industries. The same was true for special engineering steels, which are utilized in the areas of wind energy and machinery construction. Tool steel and high-speed steel showed satisfactory development, but demand has slowed from the overheated situation that characterized the previous year. For the first three quarters of 2006 this largest division in the BÖHLER-UDDEHOLM Group reported growth in sales, earnings and order intake over the comparable prior year period. The construction of a new rolling mill at the Sumaré site in Brazil is proceeding on schedule; first tests will take place this year and the start of production is planned for early 2007. At the Austrian plant in Kapfenberg two new vacuum arc remelting units will start operations later this year, and another electro slag remelting unit will commence production at the beginning of 2007. Investments were also completed to expand the forging capacity of the German plant in Wetzlar starting in 2007.

The Welding Consumables Division continued its satisfactory development during the third quarter of 2006. The prices of welding consumables remained high, and a further increase was registered in sales volumes. Demand was robust, especially in Germany, North America, India, South Korea and China. The strongest demand for the division's products came from the chemical and petrochemical sectors as well as industries involved in the construction of steel plants, power plants

REPORT FOR THE [illegible] 2006

82-[4089]



RECEIVED
STRONG DEMAND CONTINUES
SMALLER ACQUISITION IN PRECISION STRIP DIVISION
IMPROVEMENT IN SALES AND EARNINGS
NEW RECORD YEAR IN SIGHT
BÖHLER UDDEHOLM
materializing visions

JANUARY–SEPTEMBER

	2006 in m€	2005 in m€	Change		2006 in m€	2005 in m€	Change
Net sales	2,30[illegible]	1,889.[illegible]	22%	Cash flow	25[illegible]	230.6	9%
EBITDA	358.9	305.6	[illegible]	Capital expenditure	14[illegible].5	93.4	51%
EBIT	275.4	24[illegible].8	14%	Order intake	2,399.5	1,866.3	28%
Earnings before tax (EBT)	253.[illegible]	22[illegible]	[illegible]	Order backlog	8[illegible]	764.2	[illegible]
Net income	1[illegible]	159.2	14%	Employees	14,256	13,864	3%

[illegible]

[illegible]